One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com
_________________________________________

KAITLIN MCGRATH

kaitlin.mcgrath@dechert.com
+1 617 654 8610 Direct
+1 617 275 8395 Fax

April 27, 2016

Deborah D. Skeens

Senior Counsel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post Effective Amendment No. 15 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Skeens:

This letter responds to comments provided in a March 22, 2016 telephone conference regarding the Prospectus and SAI contained in Post Effective Amendment No. 15 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”) relating to four new series of the Trust (Global Atlantic Wilshire Dynamic Conservative Allocation Portfolio, Global Atlantic Wilshire Dynamic Moderate Allocation Portfolio, Global Atlantic Wilshire Dynamic Growth Allocation Portfolio, and Global Atlantic Wilshire Dynamic Global Allocation Portfolio (collectively, the “Portfolios”) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on February 12, 2016. Summaries of the comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

1.	Comment:	Please confirm supplementally that any missing or incomplete information, including all relevant exhibits and information relating to each Portfolio’s fees and expenses, will be filed prior to effectiveness.

	Response:	Registrant so confirms.

2.	Comment:	Please file the Tandy representations via EDGAR Correspondence for this Post Effective Amendment.

April 27, 2016 Page 2

	Response:	The requested representations are included in the exhibit to this letter.

3.	Comment:	In connection with the upcoming changes to the Portfolios’ names, please confirm that the Portfolios’ EDGAR identifiers will be updated accordingly.

	Response:	Registrant so confirms.

4.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio will allocate a portion of its assets to Underlying Funds and exchange-traded funds (“ETFs”) that invest in fixed income securities. Please specify the types of fixed income instruments in which each Portfolio may indirectly invest (e.g., long vs. short term, investment grade vs. junk bond).

	Response:	Registrant has revised each Portfolio’s Principal Investment Strategies section to state that, through its investment in Underlying Funds and ETFs, the Portfolio may be exposed to the following types of fixed income securities: short-, intermediate- and long-term U.S. government securities, non-U.S. sovereign debt, agency securities, corporate debt securities, agency and non-agency mortgage-backed securities, asset-backed securities, custodial receipts, municipal securities, loan participations and loan assignments and convertible securities.

5.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio will allocate a portion of its assets to unaffiliated, passively managed index ETFs that use alternative or nontraditional investment strategies. Please disclose, in more detail, the types of alternative ETFs that are considered passively managed index ETFs.

	Response:	Registrant has removed the above-referenced disclosure from each Portfolio’s Principal Investment Strategies section.

6.	Comment:	Please confirm supplementally whether the Portfolios intend to rely on the exemptive order issued by the Commission on January 14, 2014 pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), regarding investments in underlying ETFs. If so, please also confirm supplementally that each Portfolio’s

April 27, 2016 Page 3

investments will comply with the conditions of that exemptive order.

	Response:	Registrant confirms that the Portfolios do not intend to rely on the exemptive order issued by the Commission on January 14, 2014 pursuant to Section 12(d)(1)(J) of the 1940 Act regarding investments in underlying ETFs.

7.	Comment:	Each Portfolio’s Principal Investment Strategies section states that “[t]he Portfolio will allocate a portion of its assets to Underlying Funds and ETFs utilizing alternative or non-traditional investment strategies, such as flexible income and credit opportunities strategies.” Please clarify what is meant by “flexible income” and “credit opportunities” strategies. Please confirm whether these strategies include commodities-related investments. If so, please include disclosure regarding commodities-related investments in each relevant Portfolio’s Principal Investment Strategies section. In addition, please explain whether the Underlying Funds and ETFs will use other types of alternative or non-traditional investment strategies. If so, please provide corresponding disclosure in each relevant Portfolio’s Principal Investment Strategies and Principal Investment Risks section.

Response:

Registrant has revised the above-referenced disclosure section to state:

The Portfolio will allocate a portion of its assets to Underlying Funds utilizing alternative or nontraditional investment strategies, such as flexible income and credit opportunities strategies that invest in a broadly diversified portfolio of fixed income investments and attempt to exploit pricing anomalies throughout the global fixed income and currency markets.

Registrant confirms that these strategies do not include commodities-related investments. Registrant notes, however, that each Portfolio may otherwise gain exposure to commodities-related investments through its investment in Underlying Funds. Accordingly, Registrant has revised each Portfolio’s Principal Investment Strategies section to include a reference to commodities-related investments. Registrant also confirms that it is not currently contemplated that the Underlying Funds will use other types of alternative or non-traditional investment strategies.

April 27, 2016 Page 4

8.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio may indirectly invest in “securities of issuers located outside the United States.” Please confirm whether each Portfolio may indirectly invest in non-U.S. dollar denominated securities.

Response:

Registrant confirms that each Portfolio may indirectly invest in non-U.S. dollar denominated securities. In addition, in response to this comment, Registrant has revised the above-referenced disclosure to state:

The Portfolio may invest in Underlying Funds and ETFs that invest, without limitation, in securities of issuers located outside the United States, including non-U.S. dollar denominated securities.

9.	Comment:	Each Portfolio’s Principal Investment Strategies section states: “[t]hough not expected to be a substantial part of the overall strategy of the Portfolio, the Portfolio, through its investment in Underlying Funds and ETFs, may gain exposure to additional instruments, including: collateralized loan obligations, derivatives (such as futures contracts, options, and swaps), and real estate investments.” Please confirm that this is a principal strategy for each Portfolio. If it is a principal strategy, please include corresponding collateralized loan obligations risk disclosure in the Principal Investment Risks section for each relevant Portfolio. If this is not a principal strategy, please remove this disclosure from the Principal Investment Strategies section for each relevant Portfolio.

	Response:	Registrant confirms that collateralized loan obligations are not a principal strategy for each Portfolio. Accordingly, Registrant has deleted the reference to collateralized loan obligations in the above-referenced disclosure. In addition, Registrant has revised the above-referenced disclosure to more clearly state that derivatives and real estate investments are principal strategies for each Portfolio.

10.	Comment:	Please review each Portfolio’s principal investment strategies and principal risks disclosure to ensure that such disclosure describes the actual derivative instruments and associated principal risks that each

April 27, 2016 Page 5

Portfolio intends to use to achieve its stated investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

	Response:	Registrant has reviewed each Portfolio’s principal investment strategies and principal risks disclosure and believes that it is consistent with the Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

11.	Comment:	Please describe the types of swap transactions utilized by each Portfolio. To the extent that a Portfolio invests in total return swaps, please include corresponding disclosure in the Prospectus and/or the SAI. In addition, to the extent that a Portfolio invests in total return swaps, please confirm that the Portfolio is aware of Investment Company Act Release No. 10666 (Apr. 18, 1979) and will segregate appropriate assets in accordance with the applicable guidance from the SEC and its staff.

Response:

Registrant confirms that, though not expected to be a part of each Portfolio’s principal investment strategies, each Portfolio may have indirect exposure to swaps, including credit default, interest rate, index, currency exchange rate, total return, and volatility swaps.

Because each Portfolio will not invest in total return swaps as part of its principal investment strategies, Registrant respectfully declines to disclose the use of total return swaps in each Portfolio’s Principal Investment Strategies section. However, in response to this comment, Registrant has revised the first sentence of the first paragraph in the “TYPES OF INVESTMENTS – Swap Agreements” section of the SAI to read:

The Portfolios may enter into credit default, interest rate, index, currency exchange rate, total return, volatility or other types of swap agreements in an attempt to obtain a particular desired return at a lower cost to a Portfolio than if it had invested directly in an instrument that yielded that desired return.

In addition, Registrant confirms that it is aware of Investment Company Act Release No. 10666 (Apr. 18, 1979) and that any Portfolio that

April 27, 2016 Page 6

invests in total return swaps will segregate appropriate assets in accordance with the applicable guidance from the SEC and its staff.

12.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio may gain exposure to collateralized loan obligations through its investment in Underlying Funds and ETFs. Please confirm supplementally whether the Portfolios may, as part of their principal investment strategies, invest more than 15% of their net assets in collateralized loan obligations that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act.

	Response:	Registrant confirms that as indicated in response to Comment 9, collateralized obligations are not a principal strategy for each Portfolio. Accordingly, Registrant confirms that each Portfolio may not, as part of its principal investment strategies, invest more than 15% of its net assets in collateralized loan obligations that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act.

13.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio may gain exposure to real estate investments through its investment in Underlying Funds and ETFs. Please specify the types of real estate investments in which the Underlying Funds and ETFs may invest. If these investments will provide any sub-prime exposure, please include corresponding disclosure in each relevant Portfolio’s Principal Investment Strategies and Principal Investment Risks sections.

	Response:	Registrant has revised the above-referenced disclosure in each Portfolio’s Principal Investment Strategies section to specify that the types of real estate investments in which the Underlying Funds and ETFs may invest include real estate-linked derivatives, real estate investment trusts (“REITs”), and equity and fixed income securities of issuers in real estate-related industries. In addition, Registrant confirms that these investments will not include, as a principal strategy, any sub-prime exposure.

14.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio’s sub-adviser “utilizes both qualitative and quantitative components to develop the target allocations.” Please consider revising this disclosure to explain the terms “quantitative” and “qualitative” in

April 27, 2016 Page 7

plain English.

	Response:	Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the sub-adviser’s use of quantitative and qualitative portfolio management techniques in managing the Portfolio. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

15.	Comment:	The Management section for each Portfolio states that each Portfolio’s investment adviser is Forethought Investment Advisors, LLC. The Payments to Other Financial Intermediaries section for each Portfolio uses the defined term “the Adviser.” Please define the term “Adviser” at its first use.

	Response:	Registrant confirms that the requested change has been made.

16.	Comment:	Each Portfolio’s Principal Investment Strategies section states that the Portfolio’s “target allocations are subject to change through dynamic tilts.” Please explain the term “dynamic tilts” in plain English.

Response:

In response to this comment, Registrant has revised the above-referenced disclosure to state:

The target allocations are subject to change through dynamic tilts (a percentage overweight or underweight relative to long-term strategic asset allocation targets) that emphasize asset classes and strategies that appear attractive and undervalued and de-emphasize asset classes and strategies that appear less attractive.

17.	Comment:	Please include a statement in the Item 9 Principal Investment Strategies section indicating that each Portfolio will consider the concentration of the Underlying Funds and ETFs when determining compliance with the Portfolio’s own concentration policy.

	Response:	Registrant believes that a fund’s policy to consider the concentration of underlying funds and ETFs for purposes of determining compliance

April 27, 2016 Page 8

with the fund’s own concentration policy is not an “investment strategy” required to be disclosed under Items 4 or 9 of Form N-1A. Specifically, Instruction 4 to Item 9(b)(1) requires a fund to disclose an affirmative policy to concentrate in the securities of issuers in a particular industry or group of industries. However, as currently disclosed in the “INVESTMENT RESTRICTIONS – Concentration” section of the Statement of Additional Information, “[a] Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” Therefore, because the Portfolios do not intend to invest 25% or more of their total assets in “concentrated” underlying funds and ETFs, Registrant respectfully declines to make any changes in response to this comment.

18.	Comment:	“Currency Management Strategies Risk” in the Item 4 Principal Investment Risks section for each Portfolio states that “[u]sing currency management strategies for purposes other than hedging further increases the Portfolio’s exposure to foreign investment losses.” Please confirm whether each Portfolio uses currency management strategies for purposes other than hedging. If a Portfolio uses currency management strategies for purposes other than hedging, please include corresponding disclosure in the Portfolio’s Principal Investment Strategies section.

	Response:	Registrant confirms that the Portfolios do not use currency management strategies for purposes other than hedging. In addition, in response to this comment, Registrant has removed the above-referenced disclosure from “Currency Management Strategies Risk” in the Item 4 Principal Investment Risks section for each Portfolio.

19.	Comment:	With respect to each Portfolio, and in light of Division of Investment Management Guidance Nos. 2014-01 (January 2014) and 2016-02 (March 2016), please consider revising the disclosure regarding “Fixed Income Risk” to address risk management.

	Response:	Registrant has considered the Division of Investment Management Guidance Nos. 2014-01 (January 2014) and 2016-02 (March 2016) and believes that the current disclosure regarding “Fixed Income Risk” is appropriate in that it discusses risks relating to volatility, liquidity and rising interest rates. Further, Registrant notes that the prospectus and SAI contain additional disclosure regarding the Portfolios’ approach to

April 27, 2016 Page 9

risk management. In particular, Registrant notes that the “Temporary Investments” section of the prospectus and the “Illiquid and Restricted Securities” and “Temporary Defensive Positions” sub-sections of the “TYPES OF INVESTMENTS” section of the SAI each provide information regarding the Portfolios’ approach to liquidity management and the “Board Risk Oversight” sub-section of the “MANAGEMENT” section of the SAI provides information regarding the Board’s oversight of risk management.

20.	Comment:	Each Portfolio’s Item 4 Principal Investment Risks section includes Value Stock Risk. Please confirm whether each Portfolio intends to invest in value stocks as a principal strategy. If a Portfolio intends to invest in value stocks as a principal strategy, please include corresponding disclosure in the Portfolio’s Principal Investment Strategies section, including a brief description of what the Portfolio considers to be value stocks.

	Response:	Registrant confirms that each Portfolio does not intend to invest in value stocks as a principal strategy. In addition, in response to this comment, Registrant has removed Value Stock Risk from each Portfolio’s Item 4 Principal Investment Risks section and from the Portfolios’ Item 9 Principal Investment Risks section.

21.	Comment:	Please explain supplementally which broad based securities market index each Portfolio intends to use to measure its performance.

	Response:	Registrant confirms that Global Atlantic Wilshire Dynamic Conservative Allocation Portfolio intends to use the S&P Target Risk Moderate Index to measure its performance, Global Atlantic Wilshire Dynamic Growth Allocation Portfolio intends to use the S&P Target Risk Aggressive Index to measure its performance, and each of Global Atlantic Wilshire Dynamic Moderate Allocation Portfolio and Global Atlantic Wilshire Dynamic Global Allocation Portfolio intends to use the S&P Target Risk Growth Index to measure its performance.

22.	Comment:	With respect to Global Atlantic Wilshire Dynamic Global Allocation Portfolio, the Principal Investment Strategies section states that at least 40% (and normally not less than 30%) of the Portfolio’s net assets will be invested in non-U.S. investments and in at least three different

April 27, 2016 Page 10

countries and that the Portfolio may have exposure to derivatives. Because derivatives may be included when calculating the investment percentage threshold, please confirm supplementally that derivatives are valued at market value for purposes of this calculation.

	Response:	Registrant confirms that derivatives will be valued at market value for purposes of the Portfolio’s principal investment strategy to invest at least 40% (and normally not less than 30%) of the Portfolio’s net assets in non-U.S. investments and in at least three different countries.

23.	Comment:	With respect to Global Atlantic Wilshire Dynamic Global Allocation Portfolio, the Principal Investment Strategies section states that at least 40% (and normally not less than 30%) of the Portfolio’s net assets will be invested in non-U.S. investments and in at least three different countries. Because the Portfolio’s name includes the word “global,” please explain what is meant by “non-U.S. investments” in a manner that addresses how the Portfolio’s investments will be “tied economically to a number of countries throughout the world.” See Investment Company Act Release No. 24828 (Jan. 17, 2001) at n. 42.

Response:

Registrant has added the following sentence to the Portfolio’s Principal Investment Strategies section:

Investments are deemed to be “non-U.S.” if: (a) an issuer’s domicile or location of headquarters is in a non-U.S. country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a non-U.S. country or has at least 50% of its assets situated in a non-U.S. country; (c) the principal trading market for a security is located in a non-U.S. country; or (d) it is a non-U.S. currency.

24.	Comment:	In the Item 9 Principal Investment Strategies section, please provide a more fulsome description of the Adviser’s and sub-adviser’s investment process for each Portfolio.

April 27, 2016 Page 11

Response:

After reviewing, Registrant believes that the information in the “PRINCIPAL INVESTMENT STRATEGIES – Investment Adviser’s Investment Process” and “MANAGEMENT – Investment Adviser” sections of the prospectus provide sufficient information for investors to understand the Adviser’s investment process for each Portfolio. However, in response to this comment, Registrant has replaced the first paragraph of the “Investment Adviser’s Investment Process” section with the following:

The Adviser pursues each Portfolio’s investment objectives by engaging a sub-adviser to select Underlying Funds and ETFs in which the Portfolios invest. Although Wilshire selects each Portfolio’s investments, the Adviser is responsible for all trading and investment execution activities. With respect to each Portfolio, on at least a quarterly basis, Wilshire will direct the Adviser to trade the Portfolio to align with target Underlying Fund and ETF allocations. The Adviser is responsible for rebalancing the Portfolios as frequently as daily based on, among other things, Wilshire's investment selections and target allocations, market price movements of individual investments, cash flows into and out of a Portfolio and transaction costs.

In addition, Registrant has included in the “Investment Adviser’s Investment Process” section a cross-reference to the more fulsome description of the Adviser’s investment process in the “Investment Adviser” section of the prospectus.

After reviewing, Registrant believes that the information provided in the “PRINCIPAL INVESTMENT STRATEGIES – Wilshire’s Investment Process” and “MANAGEMENT – Sub-Adviser” sections of the prospectus provide sufficient information for investors to understand the Sub-Adviser’s investment process for each Portfolio. Accordingly, Registrant respectfully declines to make any changes in response to this part of the comment.

April 27, 2016 Page 12

25.	Comment:	Please review the disclosure in the Item 9 Principal Investment Risks section to confirm it presents a more fulsome discussion of each Portfolio’s risks than is presented in the corresponding Item 4 risk disclosure.

	Response:	After reviewing, Registrant has revised the current disclosure to further summarize the principal investment risks disclosed in response to Item 4 of Form N-1A and/or expand upon the principal investment risks disclosed in response to Item 9.

26.	Comment:	Please expand ETF Risk in the Item 9 Principal Investment Risks section to address all risks material to investment in ETFs, including the absence of an active trading market in an ETF’s shares.

Response:

Registrant confirms that the revised ETF Risk in the Item 9 Principal Investment Risks section discloses all risks material to investment in ETFs, including the possibility of the absence of an active trading market.

27.	Comment:

The Management section states that the Adviser’s reimbursement of Portfolio expenses “is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed)…” Please clarify that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

April 27, 2016 Page 13

	Response:	Registrant confirms that any recoupment of fees previously waived will be in accordance with the guidance set forth in 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. After reviewing, Registrant believes that the current disclosure is clear on this point as it indicates that recoupment in future years would occur only if such recoupment could be achieved within the expense limits listed in the prospectus. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

28.	Comment:	The Voting and Meetings section states that “[t]he insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).” Please disclose that this statement also applies to shares held directly by the insurance company and its affiliates.

Response:

Registrant has revised the above-referenced disclosure to state:

The insurance company may be required to vote shares, including those held directly by the insurance company and its affiliates, on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).

SAI Comments

29.	Comment:	The “Reliance on Exemptive Relief” sub-section of the Types of Investments section of the SAI states that the Trust and the Adviser have “received exemptive relief from the SEC that permits each Portfolio to acquire shares of unaffiliated, registered investment companies and unaffiliated unit investment trusts (“UITs”) in in excess of the limitations in the 1940 Act.” This sub-section also states, with respect to the Portfolios’ investment in ETFs, “many ETFs have obtained exemptive relief from the SEC which permits funds to invest in such ETFs in excess of the limits imposed by the 1940 Act.” Please specify the limits imposed by the 1940 Act that the Trust and the Adviser may

April 27, 2016 Page 14

exceed as a result of these exemptive orders.

	Response:	Registrant has revised the above-referenced disclosure to state that the limits imposed by the 1940 Act that the Trust and the Adviser would expect to exceed in reliance on these exemptive orders are the limits imposed by Section 12(d)(1)(A) of the 1940 Act.

30.	Comment:	The “Reliance on Exemptive Relief” sub-section of the Types of Investments section of the SAI states that “many ETFs have received exemptive relief from the SEC” and that “[a] Portfolio may rely on those exemptive orders to invest in ETFs.” Please confirm supplementally which exemptive orders, and which exemptions, the Portfolios intend to rely on to invest in ETFs.

	Response:	Registrant confirms that the Portfolios do not currently intend to rely on any exemptive orders received by ETFs to invest in ETFs.

31.	Comment:	In the “Privately Issued Mortgage-Related Securities” sub-section of the Types of Investments section of the SAI, the following sentence has been deleted: “A Portfolio will not purchase mortgage-related securities or any other assets which in the relevant Sub-Adviser’s opinion are illiquid if, as a result, more than 15% of the Portfolio’s net assets will be illiquid.” Please confirm supplementally.

	Response:	Registrant confirms that this sentence was deleted from the “Privately Issued Mortgage-Related Securities sub-section of the Types of Investments section of the SAI because the Portfolios will not invest directly in any mortgage-related securities or other assets. Such exposure will be through Underlying Funds and ETFs.

32.	Comment:	The “Short Sales” sub-section of the Types of Investments section of the SAI has been removed. Please also remove any other references to short sales throughout the SAI.

	Response:	After further consideration, Registrant has re-inserted the “Short Sales” sub-section of the Types of Investments section of the SAI. Accordingly, Registrant respectfully declines to remove any other references to “short sales” throughout the SAI.

April 27, 2016 Page 15

33.	Comment:	The second paragraph of the Investment Restrictions section of the SAI states, “provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.” Please clarify what is meant by “the manner contemplated by applicable law” and, in particular, disclose that restrictions on borrowing are not limited to the time of the investment.

	Response:	Registrant confirms that the asset coverage requirement applicable to borrowings is maintained in the manner contemplated by Section 18(f)(1) of the 1940 Act and any rules, regulations and SEC staff guidance thereunder. After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for investors to understand that restrictions on borrowing are not limited to the time of investment. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

34.	Comment:

Item 6 of the Investment Restrictions section of the SAI states that “[a] Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries.” Please include a statement indicating that the Portfolios will consider the concentration of Underlying Funds and ETFs when determining compliance with their own concentration policies.

Response:

Registrant notes that as currently disclosed in Item 6 of the Investment Restrictions section of the SAI, “[a] Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” Because the Portfolios do not intend to invest 25% or more of their total assets in “concentrated” Underlying Funds and ETFs, Registrant respectfully declines to make any changes in response to this comment.

April 27, 2016 Page 16

* * *

Please call me at (617) 654-8610 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:       Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Jill R. Damon

April 27, 2016 Page 17

Exhibit

[Forethought Variable Insurance Trust Letterhead]

Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

April 27, 2016

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865) Post Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;
  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and
  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

April 27, 2016 Page 18

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

Secretary

Forethought Variable Insurance Trust